INFORMATION RESPONSIVE TO ITEM 77E OF FORM N-SAR


Goldstein v. Lincoln National Convertible Securities Fund, Inc., et al.

	Lincoln National Convertible Securities Fund, Inc. (the "Fund") is a registered closed-end investment company. In April 2000, Phillip Goldstein, a Fund shareholder, notified the Fund's Board of his intention to:
(a) nominate candidates for the two director positions that were to be filled at the Fund's May 2000 annual meeting; and (b) to present a proposal to amend the Fund's bylaws to require that the Fund's investment advisory agreement be submitted for shareholder approval on an annual basis. The Fund's Directors opposed Mr. Goldstein's proposals. In particular, the Directors believed that Mr. Goldstein's agenda of converting the Fund into an open-end investment company was not in the best interests of the Fund's long-term shareholders. The Directors informed Mr. Goldstein that he would not be permitted to raise his nominations and his proposal at the May 2000 annual meeting because Mr. Goldstein had failed to notify the Fund of his intentions prior to a January 31, 2000 deadline for submission of shareholder proposals (the "advance notice deadline") that had been published in the Fund's 1999 proxy statement.

In May 2000, Mr. Goldstein filed a complaint against the Fund and its Directors1 in the United States District Court for the Eastern District of Pennsylvania (the "DistrictCourt"). In the action, Mr. Goldstein claimed that it was illegal for the Directors to enforce the Fund's advance notice deadline and that the defendants made false and misleading statements in the proxy materials disseminated in connection with the 2000 annual meeting.
The primary relief that Mr. Goldstein sought was an order compelling the Fund to put up two classes of its staggered board for election at the 2001 annual meeting-the class that would ordinarily have been up for election at that meeting (Class 2 Directors) but also the class that was elected at the 2000 annual meeting (Class 1 Directors). If he prevails, Mr. Goldstein would also seek an award of attorneys' fees and expenses, which we believe could be in the amount of several hundred thousand dollars. The Fund asserted counterclaims against Mr. Goldstein, contending that arrangements he had with various beneficial holders of the Fund's shares gave rise to violations of the federal securities laws.

On April 27, 2001, the District Court found in favor of Mr. Goldstein, finding that under Maryland law, the Fund's Directors, by precluding
Mr. Goldstein from nominating his candidates for election to the Board and submitting his other proposal at the May 2000 annual meeting, breached their fiduciary duty. This ruling was based on the District Court's conclusion that the published deadline for submitting shareholder proposals was invalid and unenforceable because it was not also reflected in the Fund's bylaws. The District Court's decision was based on its interpretation of a then recently-enacted provision of Maryland corporate law permitting corporate Board's to establish such advance notice deadlines. The new
Maryland statute was inherently ambiguous and had not been considered previously by any court. The District Court also found that the Directors omitted material facts in the Fund's proxy materials for the 2000 annual meeting. Although the Fund's proxy materials disclosed that the Board had implemented a classified Board structure as permitted by Maryland law, the District Court ruled that the Fund should have stated that this was accomplished by way of an amendment to the Fund's charter documents.
The District Court also ruled in favor of Mr. Goldstein with respect to the Fund's counterclaim. The District Court issued an order setting aside the election of the Fund's Class 1 Directors at the 2000 annual meeting and ordered that a new election be conducted with respect to the Class 1 Director positions. The Board of Directors has appealed the ruling of the District Court in this case. The District Court has issued a stay of its order directing the Fund to hold a new election pending the outcome of the appeal.


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1 The defendants include six of the Fund's current Directors and one former
Director.

Daniels v. Lincoln National Convertible Securities Fund, Inc., et al. ("Daniels I")
	In January 2001, an action was filed against the Fund and its Directors in the Circuit Court for Baltimore City in Baltimore, Maryland. This action purports to have been brought on behalf of a class consisting of all the Fund's shareholders. The allegations in this action are functionally identical to those in the Goldstein action described above. The plaintiff seeks unspecified damages and attorney's fees.

Daniels v. Lincoln National Convertible Securities Fund, Inc., et al. ("Daniels II")
In September 2001, the plaintiff in Daniels I filed a separate class action complaint in the District Court for the Southern District of New York. In addition to the Fund and its Directors, the complaint in this case names Lincoln Investment Management (the Fund's investment adviser prior to January 1, 2001) and Delaware Management Company (the Fund's current investment adviser) as defendants. The complaint alleges that the defendants engaged in a joint transaction in contravention of Section 17(d) of the Investment Company Act of 1940. Specifically, the complaint alleges that the Directors and the Fund's investment adviser improperly used Fund assets to finance a proxy contest against Mr. Goldstein and related litigation. The plaintiff seeks unspecified damages and attorney's fees.


 INFORMATION ON PENDING LEGAL ACTIONS
1. Goldstein v. Lincoln National Convertible Securities Fund, Inc.
Plaintiff: Phillip Goldstein

Defendants: Lincoln National Convertible Securities Fund, Inc. and its Directors (Bindley, Burridge, Cepeda, Deshaies, Mathers, McMeekin and
Toll)

Filed on:  May 24, 2000

Court where filed: U.S. District Court, Eastern District of Pennsylvania

Docket No.: 00-CV-2653

2. Daniels v. Lincoln National Convertible Securities Fund, Inc. ("DanielsI")
Plaintiff: Robert Daniels

Defendants: Lincoln National Convertible Securities Fund, Inc. and its
Directors
(Bindley, Burridge, Cepeda, Deshaies, Mathers, McMeekin and Toll)

Filed on:  January 17, 2001

Court where filed:  Circuit Court for Baltimore City, Baltimore, Maryland

Docket No.: 24-C-01-000257

3. Daniels v. Lincoln National Convertible Securities Fund, Inc.
("DanielsII")
Plaintiff: Robert Daniels

Defendants: Lincoln National Convertible Securities Fund, Inc. and its Directors (Bindley, Burridge, Cepeda, Deshaies, Downes, McMeekin and
Toll), Lincoln Investment Management, Inc. and Delaware Management
Company

Filed on: September 28, 2001

Court where filed: U.S. District Court, Southern District of New York

Docket No.: 01-CV-8868